Exhibit 2.3

ARTICLES OF MERGER

Pursuant to the provisions of Articles 5.01, et seq., of the Texas Business Corporation Act, B-L MERGER SUB, INC., a Texas corporation (“B-L Merger Sub”) and QUALITY RESOURCE TECHNOLOGIES, INC., a Delaware corporation (“Quality Resource Technologies”), hereby adopt the following Articles of Merger:

1. The Plan and Agreement of Merger (the “Plan of Merger”) that has been approved by each of the parties to the merger (the “Merger”), in the manner prescribed by their constituent documents, the provisions of Articles 5.01, et seq., of the Texas Business Corporation Act, and the General Corporation Law of the State of Delaware is set forth in Attachment A, which is incorporated by reference into these Articles of Merger as if fully set forth herein.  A copy of the executed Plan of Merger is on file at the principal place of business of each entity and will be provided, upon request and without cost, to any stockholder of each of the parties to the Merger, or to any creditor or oblige of the parties to the Merger at the time of the Merger if any such obligation is outstanding.  The principal place of business of B-L Merger Sub is 6002 Rogerdale Road, Suite 500, Houston, Texas 77072.  The principal place of business of Quality Resource Technologies, the “Surviving Corporation” herein, is 6002 Rogerdale Road, Suite 500, Houston, Texas 77072.

2. The approval of the stockholders of B-L Merger Sub and Quality Resource Technologies is required with respect to the Plan of Merger and the Plan of Merger was submitted for approval separately to the stockholders of B-L Merger Sub and Quality Resource Technologies in the manner provided by the laws of the States of Texas and Delaware.

3. The Plan of Merger was duly authorized by all actions required by the laws under which each of B-L Merger Sub and Quality Resource Technologies were incorporated and organized and by the constituent documents of each of B-L Merger Sub and Quality Resource Technologies.

4. The separate existence of B-L Merger Sub shall cease.  Quality Resource Technologies (the “Surviving Corporation” herein) shall succeed, without other transfer, to all the rights and properties of B-L Merger Sub and shall be subject to all the debts and liabilities of such corporation in the same manner as if the Surviving Corporation had itself incurred them.  All rights of creditors and all liens upon the property of each constituent entity shall be preserved unimpaired, limited in lien to the property affected by such liens immediately prior to the Merger and shall succeed, continue, and remain unchanged by the Merger.

5. The Articles of Incorporation of Quality Resource Technologies existing on the Effective Date of the Merger shall continue in full force as the Articles of Incorporation of the Surviving Corporation until altered, amended, or repealed as provided therein or as provided by law.

6. The Bylaws of Quality Resource Technologies existing on the Effective Date of the Merger shall continue in full force as the Bylaws of the Surviving Corporation until altered, amended, or repealed as provided therein or as provided by law.

7. For each of the parties to the Plan of Merger, the number of shares outstanding and the designation and number of outstanding shares of each class of stock that are entitled to vote as a class on the Plan of Merger are as follows:

		Entitled to Vote as a Class or Series
Name of Entity	Number Outstanding	Designation of Class or Series	Number
B-L Merger Sub, Inc.	1,000	Common	1,000
Quality Resource Technologies, Inc.	1,500,000	Common	1,500,000
Quality Resource Technologies, Inc.	0	Preferred	0

7. For each party to the Plan of Merger, the number of shares that voted for and against the Plan of Merger, and the number of shares of each class or series that voted for and against the Plan of Merger, is as follows:

	Number of Shares or Interests Not Entitled to Vote as a Class			Number of Shares or Interests Entitled to Vote as a Class
Name of Entity	Voted For	Voted Against	Class or Series	Voted For	Voted Against
B-L Merger Sub, Inc.	-0-	-0-	Common	1,000	-0-
Quality Resource Technologies, Inc.	-0-	-0-	Common	1,500,000	-0-
Quality Resource Technologies, Inc.	-0-	-0-	Preferred	-0-	-0-

8. Each share of the common stock, $0.01 par value per share, of Quality Resource Technologies has voting rights equal to the same number of shares of the Common Stock of B-L Merger Sub, Inc.  The 1,000 shares of the Common Stock of B-L Merger Sub which voted in favor of the Merger was more than enough to approve the Merger.

9. The Surviving Corporation will be responsible for the payment of all fees and franchise taxes required by law to be paid by B-L Merger Sub and Quality Resource Technologies will be obligated to pay such fees and franchise taxes if not timely paid.

10. The effective date of these Articles of Merger and the Merger described herein shall be September 20, 2010.

11. The surviving corporation agrees that it may be served with process in the State of Texas in any proceeding for enforcement of any obligation of any constituent corporation of Texas, as well as for enforcement of any obligation of the surviving corporation arising from this merger, including any suit or other proceeding to enforce the rights of any stockholders as determined in appraisal proceedings pursuant to the provisions of Section 262 of the Delaware General Corporation laws, and irrevocably appoints the Secretary of State of Texas as its agent to accept service of process in any such suit or proceeding.  The Secretary of State shall mail any such process to the surviving corporation at 6002 Rogerdale Road, Suite 500, Houston, Texas 77072.

12. The surviving corporation agrees that it will promptly pay to the dissenting shareholders of the Texas corporation the amount, if any, to which they are entitled under Articles 5.01, et seq., of the Texas Business Corporation Act.

The manner of converting the outstanding shares of each of the Constituent Corporations shall be as follows: the current shareholders of B-L Merger Sub, Inc. will be entitled to receive one share of the common stock of Quality Resource Technologies, Inc. for every one share of the common stock of B-L Merger Sub, Inc. held by the common shareholders of B-L Merger Sub, Inc.  In addition, the currently issued one share of common stock of Quality Resource Technologies, Inc. will be cancelled.  As a result, following the merger, the current common shareholders of B-L Merger Sub, Inc. will hold all of the issued and outstanding shares of the common stock of Quality Resource Technologies, Inc.

13. The Certificate of Incorporation of Quality Resource Technologies, Inc. shall not be amended in any respect by reason of this Agreement of Merger.

Dated:  September 20, 2010.

QUALITY RESOURCE TECHNOLOGIES, INC.

By /s/ David A. Grossman
David A. Grossman, Chief Executive Officer

B-L MERGER SUB, INC.
By /s/ David A. Grossman
David A. Grossman, Chief Executive Officer

Attachments:
Attachment A - Plan and Agreement of Merger

Attachment A
PLAN AND AGREEMENT OF MERGER
BETWEEN
B-L MERGER SUB, INC.
AND
QUALITY RESOURCE TECHNOLOGIES, INC.